Exhibit 99.5 Q4 FY20 MANAGEMENT PRESENTATION 19 May 2020

James Hardie Q4 FY20 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: ◦ statements about the Company’s future performance; ◦ projections of the Company’s results of operations or financial condition; ◦ statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/ or its products; ◦ expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; ◦ expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; ◦ expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; ◦ expectations concerning dividend payments and share buy-backs; ◦ statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; ◦ uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark; ◦ statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis; ◦ statements regarding tax liabilities and related audits, reviews and proceedings; ◦ statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; ◦ expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; ◦ expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; ◦ statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and ◦ statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

James Hardie Q4 FY20 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. Page 3

James Hardie Q4 FY20 Results USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: ◦ Adjusted EBIT; ◦ North America Fiber Cement Segment Adjusted EBIT excluding asset impairment charges and product line discontinuation expenses; ◦ Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairment charges; ◦ Europe Building Products Segment Adjusted EBIT excluding asset impairment charges; ◦ Europe Building Products Segment Adjusted EBIT excluding asset impairment charges and costs associated with the acquisition; ◦ Adjusted EBIT margin; ◦ North America Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges and product line discontinuation expenses; ◦ Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges; ◦ Europe Building Products Segment Adjusted EBIT margin excluding asset impairment charges; ◦ Europe Building Products Segment Adjusted EBIT margin excluding asset impairment charges and costs associated with the acquisition; ◦ Adjusted net operating profit; ◦ Adjusted diluted earnings per share; ◦ Adjusted operating profit before income taxes; ◦ Adjusted income tax expense; ◦ Adjusted effective tax rate; ◦ Adjusted EBITDA; ◦ Adjusted EBITDA excluding Asbestos; and ◦ Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and ◦ Adjusted return on capital employed ("Adjusted ROCE"). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 4

James Hardie Q4 FY20 Results AGENDA ◦ Q4 and Full Year FY20 Group Operating Review & Financial Results ◦ FY21 Strategy Update ◦ Questions and Answers Page 5

James Hardie Q4 FY20 Results TODAY'S PRESENTERS Dr. Jack Truong Chief Executive Officer Jason Miele Chief Financial Officer Page 6

Q4 and Full Year FY20 Group Operating Review & Financial Results

James Hardie Q4 FY20 Results SAFETY AND WELL-BEING ◦Pandemic protocols in place, globally ◦Strict social distancing policy ◦Extensive disinfection and hygiene processes ◦24/7 PPE and hygiene kits ◦Sick leave and child care support ◦Work from home model utilized where applicable ◦Service our customers seamlessly Relentless Focus on Safe and Sustainable Work Environment Page 8

James Hardie Q4 FY20 Results

FY20 GROUP RESULTS OVERVIEW

	Q4 FY20	FY20
Sales Volume	1,011.7 mmsf ↑ 7 %	3,841.7 mmsf ↑ 5 %
Net Sales	US$673.2 M ↑ 8 %	US$2,606.8 M ↑ 4 %
Adjusted EBIT[1]	US$121.0 M ↑ 21 %	US$486.8 M ↑ 20 %
Adjusted Net Operating Profit[2]	US$86.6 M ↑ 17 %	US$352.8 M ↑ 17 %
Operating Cash Flow		US$451.2 M ↑ 48 %

a. Excludes asbestos related expenses and adjustments as well as asset impairment charges and product line discontinuation expenses

b. Excludes asbestos related expenses and adjustments, tax adjustments, asset impairment charges and product line discontinuation expenses and loss on early debt extinguishment

- Volume increased 7% in the quarter, led by 10% in North America
- Adjusted EBIT grew 21% in the quarter, driven by:
  - North America +26%
  - APAC +4% in local currency
- Adjusted NOPAT increased 17% for the quarter and full year
- Operating cash flow increased 48% driving improved liquidity and financial flexibility

Outstanding FY20 performance
Continued positive momentum into FY21

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James Hardie Q4 FY20 Results

FY20 NORTH AMERICA SUMMARY

	Q4 FY20	FY20
Sales Volume	**655** mmsf ↑ 10 %	**2,481.6** mmsf ↑ 8 %
Net Sales	**US$474.5** M ↑ 12 %	**US$1,816.4** M ↑ 8 %
EBIT Excluding[1]	**US$120.0** M ↑ 26 %	**US$470.5** M ↑ 21 %
EBIT Margin Excluding[1]	**25.3** % ↑ 2.8 pts	**25.9** % ↑ 2.8 pts

[1] *Excludes asset impairment charges and product line discontinuation expenses*

- Exteriors volume growth accelerated in the 2nd half of year
  - +11% for the quarter
  - +9% for the full year
- Interiors volume growth continued to improve
  - +5% for the quarter
  - +1% for the full year
- Lean savings of US$29 million, ahead of plan
- Full year EBIT Margin Excluding[1] of 25.9% exceeded top end of long-term target range

7+ % PDG and **25.9%** EBIT Margin for the full year





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James Hardie Q4 FY20 Results FY20 EUROPE SUMMARY Q4 FY20 FY20 ◦Continued Fiber Cement growth in Euros 231.7 mmsf 827.5 mmsf • Net Sales +50% for the quarter Sales Volume 6% 1% • Net Sales +32% for the full year €93.3 M €334.2 M ◦Improved Fiber Gypsum growth in Euros Net Sales • Net Sales +3% for the quarter 7% 5% • Net Sales +2% for the full year €4.1 M €27.2 M EBIT Excluding1 ◦EBIT Margin Excluding¹ of 8.2% for the full year -58% -19% ◦Soft housing market in Western Europe, 4.6% 8.2 % EBIT Margin Excluding1 particularly in Germany, France, and the UK -6.7 pts -2.4 pts 1 Excludes asset impairment charges and costs associated with the Fermacell acquisition Revenue growth back on-track in Q4 Page 11

James Hardie Q4 FY20 Results

FY20 APAC SUMMARY

	Q4 FY20	FY20
Sales Volume	125 mmsf ↓ -4 %	532.6 mmsf ↓ -2 %
Net Sales	A$146.1 M ↑ 2 %	A$614.1 M FLAT
EBIT Excluding[1]	A$29.9 M ↑ 4 %	A$139.1 M ↑ 2 %
EBIT Margin Excluding[1]	20.5 % ↑ 0.5 pts	22.7 % ↑ 0.4 pts

[1] *Excludes asset impairment charges*

- Continued growth above market in Australia
- Q4 volume, gross profit and EBIT unfavorably impacted by mandatory lockdown in the Philippines and New Zealand due to COVID-19
- Moderate EBIT Excluding[1] growth in Australian dollars
  - Fourth quarter +4%
  - Full year +2%
- Full year EBIT Margin Excluding[1] in the top half of long term target range

Good financial results driven by Australia business performance





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James Hardie Q4 FY20 Results CASH MANAGEMENT AND LIQUIDITY ◦ Operating Cash Flow up 48% in FY20 to US$451.2 million ◦ US$577.9 million of liquidity at 30 April 2020 ◦ Leverage ratio of 1.9x at 31 March 2020 ◦ Actions taken: • Drive Business Continuity 1 • Suspended dividends • FY21 Capital Expenditure plan reduced a. Unaudited • AICF payment in quarterly installments • Cost Control and Working Capital actions Strong Liquidity and Financial Flexibility Page 13

James Hardie Q4 FY20 Results IMPROVING AND SECURING GLOBAL OPERATIONS As announced on 5 May 2020: ◦Closure of Summerville, SC plant, USA ◦Delayed commissioning of Prattville, AL plant, USA ◦Shifting to an import model in New Zealand ◦Exited the James Hardie Systems business, Australia ◦Temporary shuttering of Siglingen plant, Germany ◦Streamlined organizational structure and resourcing levels Stay strong during the crisis to emerge from the crisis even stronger Page 14

James Hardie Q4 FY20 Results FINANCIAL IMPACT OF ACTIONS ANNOUNCED ON 5 MAY 2020 ◦ Non-cash impairment expenses of US$84.4 million recorded in Q4FY20 • North America US$41.2 million • Asia Pacific US$36.3 million • Europe US$5.5 million • General Corporate Costs US$1.4 million ◦ Severance costs totaling approximately US$10.5 million to be incurred in the first half of FY21 • We expect to exclude these one-time COVID-19 severance expenses from Adjusted EBIT and Adjusted NOPAT in FY21 ◦ Expect EBIT accretion between US$20 million - US$30 million in FY21 Page 15

James Hardie Q4 FY20 Results

CASH FLOWS

US$ Millions	FY20	FY19	Change %
Cash provided by operations	451.2	304	48 %
Cash used in investing	(203.8)	(864.4)	(76 %)
Cash (used in) provided by financing	(179.0)	364.2	

Higher operating cash flow, up 48%

- Driven by increased profitability and cash generation from our operating business units, particularly in North America and Australia

Lower investing and financing activities

- No acquisition in FY20

CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
350
300
250
200
150
100
50
0
136.3
73.9
217.0
100.5
87.2
106.6
95
FY18
FY19
FY20
FY21 Estimate
Maintenance & Other
Capacity

CAPEX spend for the full year of US$193.8 million

- **North America capacity projects**
  - We continue construction of our Prattville facility with expected construction completion in Q1FY21
  - Deferred expected commissioning date to FY22
- **Asia Pacific capacity projects**
  - In Q3 FY20, completed a brownfield expansion at our existing Carole Park facility
  - Expected commissioning date - early FY22
- **Adjusted FY21 Capital Expenditures to be in a range of US$80 - US$95 million**

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James Hardie Q4 FY20 Results

LIQUIDITY PROFILE AT 31 MARCH 2020


Debt Profile
Millions
US$250[1]
US$500
€400/ US$441[2]
US$800
US$130
€400/ US$441[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
Bank Facilities
EUR Senior Notes
Accordion

a. *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*
b. *Based on exchange rate as of 31 March 2020*
c. *Includes debt issuance costs (US$16.1 million)*

Strong balance sheet

- US$509.8 million of liquidity at 31 March 2020
  - US$144.4 million cash
  - US$365.4 million available on revolving credit facility
- US$1,210.2 million net debt[3]

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$440.7)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**
- Do not anticipate accessing accordion feature of revolving credit facility

Leverage strategy

- ~1.9x net debt to Adjusted EBITDA excluding asbestos

Strong liquidity position

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FY21 STRATEGY UPDATE

James Hardie Q4 FY20 Results CURRENT STRATEGIC PRIORITIES Safe and Sustainable Work Environment Strong Liquidity and Financial Flexibility Gain Market Share Execute Lean Manufacturing Initiatives Develop High Impact Innovations Page 19

James Hardie Q4 FY20 Results FULL EXTERIOR SOLUTIONS Page 20

James Hardie Q4 FY20 Results SOLUTIONS FROM STARTER TO CUSTOM BUILT HOMES: ATLANTA, USA Page 21

James Hardie Q4 FY20 Results Q1 FY21 GUIDANCE AND QTD RESULTS 1 1 April 2020 – 15 May 2020 Results ◦ NA Exteriors Volume: down 3% ◦ Australia Volume: flat ◦ Europe Volume: down 16% 2 Q1 FY21 Guidance ◦ NA Adjusted EBIT Margin range of 22%-27% in Q1 FY21 ◦ Liquidity greater than US$600 million at 30 June 2020 a. Amounts are unaudited. Percent change in volume is compared to prior corresponding period of 1 April 2019 - 15 May 2019.◦ Leverage ratio less than 2.0x at 30 June 2020 b. Guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth at the start of this presentation in “Forward Looking Statements” Page 22

QUESTIONS

APPENDIX

James Hardie Q4 FY20 Results

GROUP RESULTS – 4TH QUARTER AND FULL YEAR FY20

	Q4 FY20		FY20	
Sales Volume	1,011.7 mmsf	↑ 7 %	3,841.7 mmsf	↑ 5 %
Net Sales	US$673.2 M	↑ 8 %	US$2,606.8 M	↑ 4 %
Gross Profit	US$239.9 M	↑ 14 %	US$933.7 M	↑ 12 %
EBIT	(US$30.8) M	↓ -236 %	US$342.5 M	↓ -3 %
Net Operating Profit	US$6.3 M	↑ 688 %	US$241.5 M	↑ 6 %
Adjusted EBIT[1]	US$121.0 M	↑ 21 %	US$486.8 M	↑ 20 %
Adjusted Net Operating Profit[2]	US$86.6 M	↑ 17 %	US$352.8 M	↑ 17 %
Operating Cash Flow			US$451.2 M	↑ 48 %

Volume and Net Sales

- Strong top line growth driven by volume growth in North America

Gross profit increased 14% for Q4 and 12% for the full year

Gross margin % up 190bps for Q4 and 260bps for the full year

Adjusted net operating profit[2] increased 17% for both the quarter and full year

- Strong Adjusted EBIT growth
- Full year partially offset by higher tax and interest expense

[1] Excludes asbestos related expenses and adjustments and product line discontinuation expenses
[2] Excludes asbestos related expenses and adjustments, tax adjustments, product line discontinuation expenses and loss on early debt extinguishment

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James Hardie Q4 FY20 Results

NORTH AMERICA FIBER CEMENT SUMMARY

	Q4 FY20		FY20	
Sales Volume	655 mmsf	↑ 10 %	2,481.6 mmsf	↑ 8 %
Net Sales	US$474.5 M	↑ 12 %	US$1,816.4 M	↑ 8 %
Average Price	US$718 per msf	↑ 2 %	US$725 per msf	↑ 1 %
EBIT	US$78.8 M	↓ -17 %	US$429.3 M	↑ 12 %
EBIT Excluding[1]	US$120.0 M	↑ 26 %	US$470.5 M	↑ 21 %
EBIT Margin Excluding[1]	25.3 %	↑ 2.8 pts	25.9 %	↑ 2.8 pts

a. Excludes asset impairment charges and product line discontinuation expenses

- Exteriors volume continued growth above market
  - +11% for the quarter
  - +9% for the full year
- Continued momentum in Interiors business
  - Interiors volumes +5% for Q4 and +1% for the full year
- Price favorably impacted by annual change in strategic pricing

EBIT Excluding[1] up 26% for the quarter and 21% for the full year

- Higher net sales – volume and price
- Lean savings exceeding plan
- Lower freight for the full year
- Lower pulp costs

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James Hardie Q4 FY20 Results

APAC SUMMARY

	Q4 FY20	FY20
Sales Volume	**125** mmsf ↓ -4 %	**532.6** mmsf ↓ -2 %
Net Sales	**A$146.1** M ↑ 2 %	**A$614.1** M FLAT
Average Price	**A$1,048** per msf ↑ 7 %	**A$1,027** per msf ↑ 4 %
EBIT	**US$(16.7)** M ↓ -181 %	**US$58.5** M ↓ -41 %
EBIT	**A$(28.4)** M ↓ -199 %	**A$80.8** M ↓ -41 %
EBIT Excluding[1]	**A$29.9** M ↑ 4 %	**A$139.1** M ↑ 2 %
EBIT Margin Excluding[1]	**20.5** % ↑ 0.5 pts	**22.7** % ↑ 0.4 pts

a. Excludes asset impairment charges

Volume

- Volume growth above market in Australia
- Q4 volume unfavorably impacted by mandatory government lockdown in the Philippines and NZ
- Continued softening of Australian housing market

EBIT Excluding[1]

- Higher average net sales price
- Lean savings
- Lower pulp costs
- Higher freight
- Segment results in US dollars impact by unfavorable foreign exchange rate movements

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James Hardie Q4 FY20 Results

EUROPE BUILDING PRODUCTS SUMMARY

	Q4 FY20	FY20
Sales Volume	231.7 mmsf ↑ 6 %	827.5 mmsf ↑ 1 %
Net Sales	€93.3 M ↑ 7 %	€334.2 M ↑ 5 %
Average Price	€312 per msf ↑ 2 %	€311 per msf ↑ 2 %
EBIT	US$(4.9) M ↓ -169 %	US$11.2 M ↑ 12 %
EBIT Excluding[1]	US$4.7 M ↓ -58 %	US$30.4 M ↓ -22 %
EBIT Excluding[1]	€4.1 M ↓ -58 %	€27.2 M ↓ -19 %
EBIT Margin Excluding[1]	4.6 % ↓ -6.7 pts	8.2 % ↓ -2.4 pts

[1] *Excludes asset impairment charges and costs associated with the Fermacell acquisition*

Net Sales in Euros

- Fiber cement net sales +50% for Q4
- Fiber cement net sales +32% for the full year
- Fiber gypsum net sales +3% for Q4
- Fiber gypsum net sales +2% for the full year

EBIT Excluding

- Lower EBIT Excluding[1]
  - Higher SG&A costs
- EBIT Margin Excluding[1] of 8.2% for the full year
  - Below expectations due to higher SG&A costs

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James Hardie Q4 FY20 Results SEGMENT EBIT AND INCOME TAX Exited Windows business Committed to R&D investment 1 2 Higher stock compensation expense Adjusted ETR within our expectations 2 1 Excludes asset impairment charges and asbestos related expenses and adjustments Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments Page 29

James Hardie Q4 FY20 Results NORTH AMERICA FIBER CEMENT 1 1 1 EBIT Margin 1 Excludes asset impairment charges of US$41.2 million in Q4 FY20 and product line discontinuation expenses of US$5.4 million in Q2 FY19 FY20 EBIT Margin Excluding1 of 25.9% Page 30

James Hardie Q4 FY20 Results NORTH AMERICA INPUT COSTS ◦ The price of NBSK pulp down 18% compared to pcp ◦ Freight prices down 8% compared to pcp ◦ Cement prices up 1% compared to pcp ◦ Gas prices down 20% compared to pcp ◦ Electric prices flat compared to pcp The information underlying the table above is sourced as follows: ◦ Pulp – Cost per ton – from RISI ◦ Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration ◦ Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration ◦ Cement – Relative index from the Bureau of Labor Statistics ◦ Freight – Cost per mile – from Dial-a-Truck Solutions ◦ Gas and Electric prices for current quarter are based on prior quarter actuals Page 31

James Hardie Q4 FY20 Results NORTH AMERICA FIBER CEMENT ◦FY20 strategic price increase effective April 2019 Page 32

James Hardie Q4 FY20 Results TRANSLATION IMPACT ON CONSOLIDATED RESULTS 1 As reported Q4’20 and full year FY20 figures converted using Q4‘19 and full year FY19 average exchange rates, respectively 2 Reflects the difference between Q4’20 As Reported and Q4’20 using Q4’19 average exchange rates, as well as full year FY20 As reported and full year FY20 using full year FY19 average exchange rates Page 33

James Hardie Q4 FY20 Results ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Three Months and Full Year Ended 31 March Q4 FY20 FY20 Results in Results in Impact of Results in Results in Impact of AUD USD FX AUD USD FX Average net sales price per unit +7% -2% -9% +4% -3% -7% (per msf) Net sales +2% -6% -8% FLAT -6% -6% Gross profit +4% -5% -9% +1% -5% -6% EBIT Excluding1 +4% -4% -8% +2% -5% -7% 1 Excludes asset impairment charges of US$36.3 million (A$58.3 million) for the quarter and full year FY20 Page 34

James Hardie Q4 FY20 Results

FINANCIAL SUMMARY

Three Months and Full Year Ended 31 March									
US$ Millions		Q4 FY20		Q4 FY19	% Change		FY20		FY19	% Change
Net sales										
North America Fiber Cement	$	474.5	$	422.0	12	$	1,816.4	$	1,676.9	8
Asia Pacific Fiber Cement		95.8		102.3	(6)		418.4		446.8	(6)
Europe Building Products		102.9		98.7	4		371.4		368.3	1
Other Businesses		—		1.8			0.6		14.6	(96)
Total net sales	**$**	**673.2**	**$**	**624.8**	**8**	**$**	**2,606.8**	**$**	**2,506.6**	**4**
EBIT										
North America Fiber Cement[1]	$	120.0	$	95.1	26	$	470.5	$	387.9	21
Asia Pacific Fiber Cement[1]		19.6		20.5	(4)		94.8		99.8	(5)
Europe Building Products[1, 2]		0.6		7.1	(92)		16.7		10.0	67
Other Businesses[1]		0.1		(0.9)			—		(6.8)	
Research & Development		(7.3)		(7.1)	(3)		(27.0)		(29.0)	7
General Corporate[1, 3]		(12.0)		(14.7)	18		(68.2)		(57.3)	(19)
Adjusted EBIT	**$**	**121.0**	**$**	**100.0**	**21**	**$**	**486.8**	**$**	**404.6**	**20**
Net operating profit										
Net interest expense[4]	$	(13.8)	$	(13.8)	—	$	(55.8)	$	(52.1)	(7)
Other (expense) income		—		—			(0.1)		0.1	
Adjusted income tax expense[5]		(20.6)		(12.4)	(66)		(78.1)		(52.1)	(50)
Adjusted net operating profit	**$**	**86.6**	**$**	**73.8**	**17**	**$**	**352.8**	**$**	**300.5**	**17**

1 Excludes asset impairment charges and product line discontinuation expenses
2 Includes integration costs as well as FY19 transaction costs and inventory fair value adjustment
3 Excludes Asbestos related expenses and adjustments
4 Excludes AICF interest income
5 Includes tax adjustments

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James Hardie Q4 FY20 Results DEPRECIATION AND AMORTIZATION Three Months and Full Year Ended 31 March US$ Millions Q4 FY20 Q4 FY19 FY20 FY19 Depreciation and amortization North America Fiber Cement $ 22.7 $ 21.7 $ 88.7 $ 80.2 Asia Pacific Fiber Cement 3.3 3.0 12.7 12.8 Europe Building Products 10.6 4.5 25.6 18.7 Other Businesses — 0.6 0.2 2.3 Research and Development 0.3 0.3 1.1 1.1 General Corporate 0.8 0.6 3.2 4.3 Total depreciation and amortization $ 37.7 $ 30.7 $ 131.5 $ 119.4 Page 36

James Hardie Q4 FY20 Results ASBESTOS COMPENSATION KEY POINTS ◦ Updated actuarial report completed as at 31 March 2020 • Undiscounted and uninflated estimate increased to A$1,452 million from A$1,400 million ◦ For fiscal year 2020, we noted the following related to asbestos-related claims experience: • Net cash outflow was 5% below actuarial expectations • Claims received were 16% higher than actuarial expectations, primarily due to an increase in cross claims. Cross claims typically cost one quarter of direct claims ◦ Total contributions of US$108.9 million were made by James Hardie to AICF during FY2020 ◦ AICF has A$93.9 million in cash and investments as at 31 March 2020 ◦ We anticipate that we will make further contributions totaling approximately US$153.3 million to AICF during FY2021 • Quarterly payments will be made in July 2020, October 2020, January 2021 and March 2021 Page 37

James Hardie Q4 FY20 Results NET POST-TAX UNFUNDED ASBESTOS LIABILITY A$ millions (except where stated) FY20 FY19 1,452.4 1,399.8 Central Estimate - Undiscounted and Uninflated $ $ Provision for claims handling costs of AICF 26.8 28.5 Cross claims and other 47.5 35.1 Net assets of AICF (90.7) (78.2) Effect of tax (554.6) (528.0) Net post-tax unfunded liability in A$ millions $ 881.4 $ 857.2 Exchange rate A$ to US$ 0.6177 0.7096 Net post-tax unfunded liability in US$ millions $ 544.4 $ 608.4 Page 38

James Hardie Q4 FY20 Results ASBESTOS CLAIMS DATA Full year ended 31 March 2020 ◦ Net cash outflow was 5% below actuarial expectations ◦ Gross cash outflow was 1% above actuarial expectations ◦ Claims received were 16% above actuarial estimates and pcp primarily due to an increase in cross claims ◦ Number of claims settled were 8% above actuarial 1 estimates and 5% above pcp ◦ Average claim settlement was 9% below actuarial estimates and 6% higher than pcp 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims Page 39

James Hardie Q4 FY20 Results ASBESTOS CASH MOVEMENTS FOR FULL YEAR A$ millions AICF cash and investments - 31 March 2019 $ 81.1 Contributions to AFFA by James Hardie 156.7 Insurance recoveries 11.0 Interest income, net 2.4 Claims paid (153.3) Operating costs (4.0) AICF cash and investments - 31 March 2020 $ 93.9 Page 40

James Hardie Q4 FY20 Results UPDATED ACTUARIAL ESTIMATE Page 41

James Hardie Q4 FY20 Results NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 42

James Hardie Q4 FY20 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net Sales Net Sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling general and administrative expenses Selling general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies Page 43

James Hardie Q4 FY20 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT Three Months and Full Year Ended 31 March US$ Millions Q4 FY20 Q4 FY19 FY20 FY19 EBIT $ (30.8) $ 22.7 $ 342.5 $ 351.6 Asbestos: Asbestos adjustments 67.0 73.4 58.2 22.0 AICF SG&A expenses 0.4 0.4 1.7 1.5 Asset impairment charges and product 84.4 3.5 84.4 29.5 line discontinuation expenses Adjusted EBIT $ 121.0 $ 100.0 $ 486.8 $ 404.6 Net sales 673.2 624.8 2,606.8 2,506.6 Adjusted EBIT Margin 18.0% 16.0% 18.7% 16.1 % Adjusted net operating profit Three Months and Full Year Ended 31 March US$ Millions Q4 FY20 Q4 FY19 FY20 FY19 Net operating profit $ 6.3 $ 0.8 $ 241.5 $ 228.8 Asbestos: Asbestos adjustments 67.0 73.4 58.2 22.0 AICF SG&A expenses 0.4 0.4 1.7 1.5 AICF interest income, net (0.5) (0.5) (1.4) (2.0) Loss on early debt extinguishment — — — 1.0 Asset impairment charges and product 84.4 3.5 84.4 29.5 line discontinuation expenses Tax adjustments1 (71.0) (3.8) (31.6) 19.7 Adjusted net operating profit $ 86.6 $ 73.8 $ 352.8 $ 300.5 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Page 44

James Hardie Q4 FY20 Results

NON-US GAAP FINANCIAL MEASURES

North America Fiber Cement Segment Adjusted EBIT excluding asset impairment charges and product line discontinuation expenses

Three Months and Full Year Ended 31 March								
US$ Millions		**Q4 FY20**		**Q4 FY19**		**FY20**		**FY19**
North America Fiber Cement Segment EBIT	**$**	**78.8**	**$**	**95.1**	**$**	**429.3**	**$**	**382.5**
Asset impairment charges and product line discontinuation expenses		41.2		—		41.2		5.4
North America Fiber Cement Segment Adjusted EBIT excluding asset impairment charges and product line discontinuation	**$**	**120.0**	**$**	**95.1**	**$**	**470.5**	**$**	**387.9**
North America Fiber Cement Segment net sales		474.5		422.0		1,816.4		1,676.9
North America Fiber Cement Segment Adjusted EBIT Margin excluding asset impairment charges and product line discontinuation expenses		**25.3 %**		**22.5 %**		**25.9 %**		**23.1 %**

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairment charges

Three Months and Full Year Ended 31 March								
US$ Millions		**Q4 FY20**		**Q4 FY19**		**FY20**		**FY19**
Asia Pacific Fiber Cement Segment EBIT	**$**	**(16.7)**	**$**	**20.5**	**$**	**58.5**	**$**	**99.8**
Asset impairment charges		36.3		—		36.3		—
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairment charges	**$**	**19.6**	**$**	**20.5**	**$**	**94.8**	**$**	**99.8**
Asia Pacific Fiber Cement Segment net sales		95.8		102.3		418.4		446.8
Asia Pacific Fiber Cement Segment Adjusted EBIT Margin excluding asset impairment charges		**20.5 %**		**20.0 %**		**22.7 %**		**22.3 %**

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James Hardie Q4 FY20 Results

NON-US GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT excluding asset impairments and costs associated with the acquisition

Three Months and Full Year Ended 31 March				
US$ Millions	**Q4 FY20**	**Q4 FY19**	**FY20**	**FY19**
Europe Building Products Segment EBIT	**$ (4.9)**	**$ 7.1**	**$ 11.2**	**$ 10.0**
Asset impairment charges	5.5	—	5.5	—
Europe Building Products Segment Adjusted EBIT excluding asset impairments	**$ 0.6**	**$ 7.1**	**$ 16.7**	**$ 10.0**
Inventory fair value adjustment[1]	—	—	—	7.3
Transaction costs[2]	—	—	—	7.2
Integration costs[3]	4.1	4.1	13.7	14.6
Costs associated with the acquisition	4.1	4.1	13.7	29.1
Europe Building Products Segment Adjusted EBIT excluding asset impairments and costs associated with the acquisition	**$ 4.7**	**$ 11.2**	**$ 30.4**	**$ 39.1**
Europe Building Products Segment net sales	102.9	98.7	371.4	368.3
Europe Building Products Segment Adjusted EBIT Margin excluding asset impairment charges	0.6 %	7.2 %	4.5 %	2.7 %
Europe Building Products Segment Adjusted EBIT Margin excluding asset impairment charges and costs associated with the acquisition	4.6 %	11.3 %	8.2 %	10.6 %

[1] Under US GAAP, we were required to value the inventory acquired at fair market value. The revaluation resulted in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that period

[2] Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell

[3] Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

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James Hardie Q4 FY20 Results

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

Three Months and Full Year Ended 31 March								
		Q4 FY20		Q4 FY19		FY20		FY19
Adjusted net operating profit (US$ Millions)	**$**	**86.6**	**$**	**73.8**	**$**	**352.8**	**$**	**300.5**
Weighted average common shares outstanding - Diluted (Millions)		444.5		443.4		444.1		443.0
Adjusted diluted earnings per share (US cents)		**19**		**17**		**79**		**68**

Adjusted effective tax rate

Three Months and Full Year Ended 31 March								
US$ Millions		**Q4 FY20**		**Q4 FY19**		**FY20**		**FY19**
Operating (loss) profit before income taxes	**$**	**(44.1)**	**$**	**9.4**	**$**	**288.0**	**$**	**300.6**
Asbestos:								
Asbestos adjustments		67.0		73.4		58.2		22.0
AICF SG&A expenses		0.4		0.4		1.7		1.5
AICF interest income, net		(0.5)		(0.5)		(1.4)		(2.0)
Loss on early debt extinguishment		—		—		—		1.0
Asset impairment charges and product line discontinuation expenses		84.4		3.5		84.4		29.5
Adjusted operating profit before income taxes	**$**	**107.2**	**$**	**86.2**	**$**	**430.9**	**$**	**352.6**
Income tax benefit (expense)		50.4		(8.6)		(46.5)		(71.8)
Tax adjustments[1]		(71.0)		(3.8)		(31.6)		19.7
Adjusted income tax expense		**(20.6)**		**(12.4)**		**(78.1)**		**(52.1)**
Effective tax rate		114.3 %		91.5 %		16.1 %		23.9 %
Adjusted effective tax rate		**19.2 %**		**14.4 %**		**18.1 %**		**14.8 %**

[1] *Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments*

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James Hardie Q4 FY20 Results NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding asbestos Three Months and Full Year Ended 31 March US$ Millions Q4 FY20 Q4 FY19 FY20 FY19 EBIT $ (30.8) $ 22.7 $ 342.5 $ 351.6 Depreciation and amortization 37.7 30.7 131.5 119.4 Adjusted EBITDA $ 6.9 $ 53.4 $ 474.0 $ 471.0 Asbestos: Asbestos adjustments 67.0 73.4 58.2 22.0 AICF SG&A expenses 0.4 0.4 1.7 1.5 Adjusted EBITDA excluding Asbestos $ 74.3 $ 127.2 $ 533.9 $ 494.5 Adjusted selling, general and administrative expenses ("Adjusted SG&A") Three Months and Full Year Ended 31 March US$ Millions Q4 FY20 Q4 FY19 FY20 FY19 SG&A expenses $ 110.3 $ 102.3 $ 415.8 $ 403.6 Excluding: AICF SG&A expenses (0.4) (0.4) (1.7) (1.5) Product line discontinuation — (0.7) — (2.1) Adjusted SG&A expenses $ 109.9 $ 101.2 $ 414.1 $ 400.0 Net sales 673.2 624.8 2,606.8 2,506.6 SG&A expenses as a percentage of net sales 16.4% 16.4% 16.0% 16.1 % Adjusted SG&A expenses as a percentage of net sales 16.3% 16.2% 15.9% 16.0 % Page 48

James Hardie Q4 FY20 Results NON-US GAAP FINANCIAL MEASURES Adjusted return on capital employed (Adjusted "ROCE") Full Year Ended 31 March1 US$ Millions FY20 FY19 Numerator: Adjusted EBIT $ 486.8 $ 404.6 Adjustments to EBIT2 — (7.3) Adjusted EBIT for ROCE $ 486.8 $ 397.3 Denominator: Gross capital employed (GCE) $ 1,753.7 $ 1,492.7 Adjustments to GCE3 (195.5) (77.4) Adjusted gross capital employed $ 1,558.2 $ 1,415.3 Adjusted Return on Capital Employed 31.2% 28.1 % a. Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2020 and 2019 b. Adjustments as calculated according to ROCE stock compensation plan documents c. Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; (iii) for fiscal year 2019 adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register Page 49

Q4 FY20 MANAGEMENT PRESENTATION 19 May 2020